[redacted]

08029209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2009
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-10438

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MANHATTAN CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Avenue
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl M. Kallem **212-756-3155**
(Area Code – Telephone No.)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

Washington, DC
111

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Cheryl M. Kallem, and I, Neal K. Stearns, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of First Manhattan Co. (the "Company") as of December 31, 2007, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, and that the statement of financial condition of the Company is made available to all of the Company's members and allied members of the New York Stock Exchange, Inc, except as follows:

____

____

____

Signature

Senior Managing Director

Title

Signature

Senior Managing Director

Title

Notary Public

LAURA B. MARINO
Notary Public, State of New York
No. 01MA4899870
Qualified in New York County
Commission Expires September 10, 2009

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. See Footnote 6.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Registered Public Accounting Firm's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

First Manhattan Co. and Subsidiaries

December 31, 2007
with Report of Independent Registered Public Accounting Firm

First Manhattan Co. and Subsidiaries

Consolidated Statement of Financial Condition

Year ended December 31, 2007

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
First Manhattan Co. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of First Manhattan Co. and Subsidiaries (the "Firm") as of December 31, 2007. This statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Firm's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of First Manhattan Co. and Subsidiaries at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2008

First Manhattan Co. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2007

Assets of First Manhattan Co.	
Cash in banks	$ 2,866,760
Cash and securities segregated, deposited in a special reserve bank account for the exclusive benefit of customers	2,386,924
Receivable from clearing broker, net	1,911,847
Investment advisory fees receivable	2,774,029
Investments owned by the Firm or contributed as capital by partners, at market or fair value:	
U.S. Government securities	31,978,733
Other	11,421,624
Secured demand notes receivable, fully collateralized	8,756,250
Furniture, fixtures and leasehold improvements, at cost, net of accumulated depreciation and amortization of $3,535,819	723,144
Other assets	1,167,608
	63,986,919
Assets of consolidated investment entities	
Deposits in savings accounts	1,328,253
Investments in readily market securities at market value (cost $533,377,163)	605,527,949
Due from broker, net	19,604,795
Investments in not readily marketable securities (cost $20,538,989)	20,538,989
Other assets	813,261
	647,813,247
Total assets	$711,800,166
Liabilities, non controlling interests in consolidated investment entities, and net worth	
Liabilities of First Manhattan Co.	
Accounts payable and accrued expenses	9,784,597
Secured demand notes	8,756,250
	18,540,847
Liabilities of consolidated investment entities	
Redemptions payable to non controlling interest holders	7,413,621
Securities sold short (cost $170,569)	129,260
Accounts payable	198,850
	7,741,731
Total liabilities	26,282,578
Non controlling interests in consolidated investment entities	633,594,240
Net worth	51,923,348
Total liabilities, non controlling interests in consolidated investment entities, and net worth	$711,800,166

See accompanying notes.

1. Organization and Consolidation Policy

First Manhattan Co. ("FMC" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of providing investment advisory and securities brokerage services. The Company has entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing") pursuant to which Pershing provides certain clearing and related functions. Under this arrangement, Pershing, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its customers. The Company is a New York limited partnership, the sole general partner of which is First Manhattan LLC, a New York limited liability company.

The accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and those FMC Investment Entities ("Investment Entities") which are consolidated into FMC, notwithstanding the fact that FMC may have only a partial economic interest in the Investment Entities. Consequently, the Company's consolidated statement of financial condition reflects the assets and liabilities of FMC and the Investment Entities on a consolidated basis.

FMC consolidates those Investment Entities in which it has a substantive interest, or in which it is the primary beneficiary of a variable interest entity ("VIE"), as defined in Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46 Consolidation of Variable Interest Entities ("FIN No. 46") as revised.

In addition, the Company consolidates those Investment Entities it controls through a majority voting interest or otherwise, including those funds in which the general partner is presumed to have control over the funds pursuant to Emerging Issues Task Force ("EITF") Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Control a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.

The ownership interests in the Investment Entities not owned by the Company are reflected as Non-Controlling Interests in Consolidated Investment Entities in the Consolidated Statement of Financial Condition. The consolidation of the Investment Entities has no effect on FMC's net worth.

Non-controlling interests in certain consolidated Investment Entities are subject to withdrawal or redemption restrictions. At December 31, 2007, approximately $35.7 million is currently subject to withdrawal or redemption restrictions in excess of one

1. Organization and Consolidation Policy (continued)

year. When permitted redemptions become payable to non-controlling investors on a current basis, they are classified as redemptions payable to non-controlling interest holders in the consolidated statement of financial condition.

The Company has retained the specialized accounting for the Investment Entities in accordance with EITF Issue No. 85-12, Retention of Specialized Accounting for Investments in Consolidation. Accordingly, the Company reports the investments of the Investment Entities on the Consolidated Statement of Financial Condition at their estimated fair value. Additionally, various disclosures relevant to the Investment Entities, specifically the Investment Entities' investment activities and holdings, have been included in the footnotes on a consolidated basis.

The Company is the general partner of, and/or the investment advisor to, two Investment Entities not included in the Consolidated Statement of Financial Condition, which were organized by the Company and in which the Company has an investment of less than 1% of each such Investment Entities' capital. For the year ended December 31, 2007, 22% of investment advisory fees receivable were attributable to these two Investment Entities.

2. Significant Accounting Policies

The Company records all transactions on a trade date basis. Investments owned and securities sold short are carried at market value, which generally is the last trade for listed securities, or the closing bid for over the counter securities, or at fair value, as determined by management. Investments in affiliates and securities which are not readily marketable or have restrictions are valued at $23.0 million at December 31, 2007 in accordance with management's estimates and assumptions.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

The fair value of the Company's and Investment Entities assets and liabilities approximates the carrying amount presented in the Consolidated Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Assets and liabilities of Investment Entities denominated in foreign currencies are translated into U.S. Dollars at the closing rates of exchange at December 31, 2007.

3. Receivable from Clearing Broker, Net/Due from Broker, Net

At December 31, 2007, the receivable from clearing broker, net represents cash maintained at Pershing and commissions receivable earned as an introducing broker for the transactions of its customers. The Company has agreed to indemnify Pershing for losses that Pershing may sustain from the customers' accounts introduced by the Company. At December 31, 2007, these accounts were fully collateralized by securities owned by such customers.

At December 31, 2007, due from broker, net for Investment Entities consists of cash balances, dividends receivable and unsettled transactions.

4. Taxes

The Company is a partnership and, therefore is not subject to federal, state and city income taxes.

5. Secured Demand Notes

Secured demand notes from limited partners of FMC (maturing January 31, 2016) are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $8,989,502, has also been contributed by the limited partners.

6. Regulatory Capital and Other Information

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2007, the Company had net capital, as defined, of approximately $37.6 million, which exceeded the minimum net capital requirement by approximately $37.3 million.

6. Regulatory Capital and Other Information (continued)

The Company's Consolidated Statement of Financial Condition has been prepared on the basis of generally accepted accounting principles and differ in certain respects from accounting practices prescribed by the SEC's general instructions to Form X-17A–5. Under such general instructions, certain subsidiaries may not be consolidated. Total assets, liabilities and partners' capital on the Form X-17A-5 totaled $72.2 million, $20.3 million, and $51.9 million, as compared to $711.8 million, $659.9 million, and $51.9 million in the Consolidated Statement of Financial Condition. The primary reason for the difference is the inclusion of the balances related to the Investment Entities, as delineated on the Consolidated Statement of Financial Condition and as described in Footnote 1.

7. Investments

The following table presents information about the investments in marketable, non-marketable securities and securities sold short, at fair value, of the consolidated Investment Entities as of December 31, 2007.

	Shares/ Principal/ Contracts	Market Value	Percent of Partnership Net Assets
Investments in readily marketable securities:			
Equity securities – healthcare			
United States:			
Gilead Sciences Inc.	972,900	$44,763,129	7.0%
Xenoport Inc	633,176	35,381,875	5.6%
Zimmer Holdings	960,500	63,537,075	10.0%
Other		119,598,960	18.7%
Total United States (cost $203,810,878)		263,281,039	41.3%
Switzerland:			
Novartis AG	674,400	37,150,943	5.8%
Other		19,334,360	3.0%
Total Switzerland (cost $49,197,146)		56,485,303	8.8%
Japan:			
Other (cost $29,183,338)	3,256,200	$30,318,547	4.8%
United Kingdom:			
Other (cost $1,052,246)	902,300	970,523	.2%
Total healthcare equity securities (cost $283,243,608)		351,055,412	55.1%

7. Investments (continued)

	Shares/ Principal/ Contracts	Market Value	Percent of Partnership Net Assets
Equity securities - banking			
Other (cost $27,488,481)	2,507,992	32,036,233	5.0%
Total equity securities (cost $310,732,089)		383,091,645	60.1%
United States Treasury Bills			
Treasury Bill due 01/31/08 (cost $1,953,644)	$2,000,000	$1,995,320	.3%
Treasury Bill due 03/20/08 (cost $216,813,850)	$218,334,000	216,844,963	34.1%
Treasury Bill due 03/27/08 (cost $2,681,741)	$2,717,000	2,696,596	.4%
Treasury Bill due 05/15/08 (cost $491,533)	$500,000	493,935	.1%
		222,030,814	34.9%
Purchased put options			
Cost ($704,306)	1,464	405,490	0.0%
Total investments in readily marketable securities (cost $533,377,163)		$605,527,949	95.1%
Securities sold short:			
Sold call options			
Cost ($170,569)	1,124	129,260	0.0%
Total securities sold short (proceeds $170,569)		$129,260	0.0%
Investments in non readily marketable securities:			
Equity securities – banking			
United States:			
Other (cost $20,538,989)	3,718,596	$20,538,989	3.2%
Total equity securities (cost $20,538,989)		20,538,989	3.2%
Total investments in non readily marketable securities (cost $20,538,989)		$20,538,989	3.2%

8. Indemnifications

The Investment Entities enter into contracts that contain a variety of indemnifications; the maximum exposure for each Investment Entity under these arrangements is unknown. However, the Investment Entities have not had prior claims or losses pursuant to these contracts, and believe any risk of loss to be remote.

9. New Accounting Pronouncements

Statement on Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," offers enhanced guidance for using fair value to measure assets and liabilities. While SFAS No. 157 does not add any new fair value measurements, it does change current practice by providing for increased disclosure requirements, and is effective for fiscal years beginning after November 15, 2007. The Company does not expect the impact of adopting SFAS No. 157 to be material.

FIN No. 48, entitled "Accounting for Uncertainty in Income Taxes", requires that an entity recognize the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. FMC qualifies for the modified deferral under FIN 48. As FMC has not adopted FIN 48 as of December 31, 2007 and is not a public entity, it is not yet required to adopt FIN 48. The Company does not expect the impact of adopting FIN 48 to be material.

END